Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 JUL 18 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

05 July 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

06015264

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch
Assistant Company Secretary

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 5 July 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 9 June 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc has today been informed that as at the close of business on 29 June 2006, each of Airport Development and Investment Limited, ADI Finance 2 Limited, ADI Finance 1 Limited, Airport Development and Investment (Holdings) Limited, FGP Topco Limited, Ferrovial Infraestructuras S.A. and Grupo Ferrovial S.A. have an interest in 934,847,797 ordinary shares of the Company, representing 86.15% of its issued share capital.

3 July 2006

BAA plc: Disclosure of interest in shares under S198-202 Companies Act 1985

BAA plc has today been informed that as at the close of business on 29 June 2006, UBS AG acting through its business group and legal entities detailed below, had an interest in 63,880,104 ordinary shares of the Company, representing 5.90% of its issued share capital.

UBS business group / legal entity	Amount Shares	% held
UBS Global Asset Management (Life) Ltd	1,925,334	0.18%
UBS AG London Branch	61,844,401	5.71%
UBS AG (Switzerland)	110,369	0.01%
UBS AG – Total	**63,880,104**	**5.90%**

3 July 2006